SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549
                             _____________



                SCHEDULE 13G
        Under the Securities Exchange Act of 1934

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
        TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                (AMENDMENT NO. 4)*

        Tucows Inc.
        (Name of Issuer)

        Common Stock, no par value
        (Title of Class of Securities)

        898697206
        (CUSIP Number)

        December 31, 2020
        (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

        [ x ]   Rule 13d-1(b)
        [   ]   Rule 13d-1(c)
        [   ]   Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.     898697206
              ---------

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(1)  NAMES OF REPORTING PERSONS
     Investmentaktiengesellschaft fuer langfristige Invetoren TGV

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(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [   ]
(b) [   ]
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(3) SEC USE ONLY
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(4) CITIZENSHIP OR PLACE OF ORGANIZATION
    Germany
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NUMBER OF         (5) SOLE VOTING POWER 1,610,239
SHARES            ---------------------------------------------------------
BENEFICIALLY      (6) SHARED VOTING POWER 0
OWNED BY          ---------------------------------------------------------
EACH              (7) SOLE DISPOSITIVE POWER 1,610,239
REPORTING         ---------------------------------------------------------
PERSON WITH       (8) SHARED DISPOSITIVE POWER 0
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(9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,610,239
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(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
     [   ]
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(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.2%
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(12) TYPE OF REPORTING PERSON
     OO, FI

Ownership information above is as of the end of business on January 28,
2021, the business day before the filing of this Schedule 13G/A.
The Umbrella Fund (as defined herein) owns such 1,610,239 shares of Common Stock (as defined herein) through the Sub-funds (as defined herein) as follows: 1,393,627 shares through Sub-fund 1; 93,000 shares through Sub-fund 2;
95.612 shares through Sub-fund 3; and 28,000 shares through Sub-fund 4.
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CUSIP NO.     898697206
              ---------

---------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     Jens Grosse-Allermann
---------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [   ]
(b) [   ]
---------------------------------------------------------------------------
(3) SEC USE ONLY
---------------------------------------------------------------------------
(4) CITIZENSHIP OR PLACE OF ORGANIZATION
    Germany
---------------------------------------------------------------------------
NUMBER OF         (5) SOLE VOTING POWER 1,610,239
SHARES            ---------------------------------------------------------
BENEFICIALLY      (6) SHARED VOTING POWER 0
OWNED BY          ---------------------------------------------------------
EACH              (7) SOLE DISPOSITIVE POWER 1,610,239
REPORTING         ---------------------------------------------------------
PERSON WITH       (8) SHARED DISPOSITIVE POWER 0
---------------------------------------------------------------------------
(9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,610,239
---------------------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
     [   ]
---------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.2%
---------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON
     IN, HC

Ownership information above is as of the end of business on
January 28, 2021, the business day before the filing of this
Schedule 13G/A.
---------------------------------------------------------------------------

CUSIP NO.     898697206
              ---------

---------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     Norman Rentrop
---------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [   ]
(b) [   ]
---------------------------------------------------------------------------
(3) SEC USE ONLY
---------------------------------------------------------------------------
(4) CITIZENSHIP OR PLACE OF ORGANIZATION
    Germany
---------------------------------------------------------------------------
NUMBER OF         (5) SOLE VOTING POWER 1,610,239
SHARES            ---------------------------------------------------------
BENEFICIALLY      (6) SHARED VOTING POWER 0
OWNED BY          ---------------------------------------------------------
EACH              (7) SOLE DISPOSITIVE POWER 1,610,239
REPORTING         ---------------------------------------------------------
PERSON WITH       (8) SHARED DISPOSITIVE POWER 0
---------------------------------------------------------------------------
(9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,610,239
---------------------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
     [   ]
---------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.2%
---------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON
     IN, HC

Ownership information above is as of the end of business on January 28, 2021, the business day before the filing of this
Schedule 13G/A.
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Item 1.
    (a) Name of Issuer:
        Tucows Inc. (the "Issuer")

    (b) Address of Issuer's Principal Executive Offices:
        96 Mowat Avenue, Toronto, Ontario, Canada M6K 3M1

Item 2.
    (a) Name of Person Filing:
        This statement (this "Statement") is being filed by:
        (1) Investmentaktiengesellschaft fuer langfristige Investoren TGV (the "Umbrella Fund"); (2) Jens Grosse-Allermann; and
        (3) Norman Rentrop (all of the foregoing, collectively, the "Reporting Persons"). The Umbrella Fund is organized in Germany as an umbrella investment company with sub-funds.  The Umbrella
        Fund is registered with Bundesanstalt fuer Finanzdienstleistungs-aufsicht (governmental authority) under the Kapitalanlagegesetzbuch
        (KAGB) (regulatory scheme).  The Umbrella Company directly owns the Common Stock (as defined below) reported in this Statement through five sub-funds, being Teilgesellschaftsvermoegen
        Langfrist 1 ("Sub-fund 1"), Teilgesellschaftsvermoegen Truffle ("Sub-fund 2"), Teilgesellschaftsvermoegen Partners Fund
        ("Sub-fund 3") and Teilgesellschaftsvermoegen Compound Interest ("Sub-fund 4", and together with Sub-fund 1, Sub-fund 2,
        Sub-fund 3 "Sub-funds").
	Jens Grosse-Allermann has discretionary
        investment authority over the assets of the Umbrella Fund.
        Norman Rentrop holds 100% of the voting rights of the Umbrella Fund. Each of Jens Grosse-Allermann and Norman Rentrop may be deemed to beneficially own the Common Stock owned directly by the
        Umbrella Fund.  Each Reporting Person disclaims beneficial ownership with respect to any shares other than the shares owned directly by such Reporting Person.

    (b) Address of Principal Business Office or, if None, Residence:
        Ruengsdorfer Str. 2e, 53173 Bonn, Germany

    (c) For citizienship information see Item 4 of the cover page of each Reporting Person.

    (d) This Statement relates to the Common Stock, no par value, of the Issuer (the "Common Stock")

    (e) The CUSIP Number of the Common Stock is: 898697206

Item 3. If This Statement is Filed Pursuant to 240.13d-1(b), or 240.13d-2(b) or (c), check Whether the Person Filing is a:

    (a) [   ] Broker or dealer registered under Section 15 of the
              Act (15 U.S.C 78o).

    (b) [   ] Bank as defined in Section 3(a)(6) of the Act.
              (15 U.S.C. 78c)

    (c) [   ] Insurance company as defined in Section 3(a)(19) of the
              Act (15 U.S.C. 78c).
    (d) [   ] Investment company registered under Section 8 of the
              Investment Company Act of 1940 (15 U.S.C. 80a-8).
    (e) [   ] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
    (f) [   ] An employee benefit plan or endowment fund in accordance with
              240.13d-1(b)(1)(ii)(F);
    (g) [ x ] A parent holding company or control person in accordance with 204.13d-1(b)(1)(ii)(G);
    (h) [   ] A savings association as defined in Section 3(b) of the
              Federal Deposit Insurance Act (12 U.S.C. 1813);
    (i) [   ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the
              Investment Company Act of 1940 (15 U.S.C. 80a-3);
    (j) [ x ] A non-U.S. institution in accordane with 240.13d-1(b)(1)(ii)(J) type of institution;
    (k) [   ] Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

    If filing as a non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J), please specify the type of institution:
    for the Umbrella Fund, an umbrella investment company with sub-funds registered with Bundesanstalt fuer Finanzdienstleistungsaufsicht (governmental authority) under the Kapitalanlagegesetzbuch (KAGB) (regulatory scheme).


Item 4.         Ownership.

    See Items 5-9 and 11 on the cover page for each Reporting Person, and Item 2, which information is given as of the end of business on January 28, 2021, the business day before the filing of this
    Schedule 13G/A.  As of the Event Date of December 31, 2020,the
    Umbrella Fund directly owned 1,594.627 shares of Common Stock (1,393,627 shares through Sub-fund 1; 93,000 shares through Sub-fund 2; 80,000 shares through Sub-fund 3, 28,000 shares through Sub-fund 4, representing 15,0% of all of the outstanding shares of Common Stock. The percentage ownership of each Reporting Person is based on 10,606,627 shares of Common Stock outstanding as of November 2, 2020, as reported by the Issuer in its Form 10-Q filed on November 5, 2020.

Item 5. Ownership of Five Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities,
        check the following  [   ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

        Not applicable.



Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

        See Exhibit 2

Item 8. Identification and Classification of Members of the Group.

        Not applicable.

Item 9. Notice of Dissolution of Group.

        Not applicable

Item 10. Certification.

   (a) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.

   (b) By signing below I certify that, to the best of my knowledge and belief, the German regulatory scheme applicable to investment companies (being Kapitalanlagegesetzbuch (KAGB)) is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

   (c)  Not applicable


                                Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Dated:  January 29, 2021

        Filer
                Investmentaktiengesellschaft fuer langfristige Investoren TGV

                Jens Grosse-Allermann

        By:
                /s/ Jens Grosse-Allermann

        Name:
                Jens Grosse-Allermann, for himself and as CEO of the Umbrella Fund


        By:
                /s/ Norman Rentrop

        Name:   Norman Rentrop